Exhibit 3

CONFIDENTIAL

May 2, 2024

STRICTLY CONFIDENTIAL; VIA EMAIL

Board of Directors

WideOpenWest, Inc.

7887 East Belleview Avenue, Suite 1000

Englewood, Colorado

Dear Members of the Board of Directors,

DigitalBridge Investments, LLC (“DigitalBridge”), an affiliate of DigitalBridge Group, Inc. (NYSE: DBRG), together with Crestview Partners III GP, L.P., Crestview W1 Holdings, L.P., Crestview W1 TE Holdings, LLC, Crestview W1 Co-Investors, LLC and Crestview Advisors, L.L.C. (collectively, “Crestview”), are pleased to submit this non-binding proposal to acquire all of the outstanding shares of the common stock of WideOpenWest, Inc. (the “Company” or “WOW”), not already owned by Crestview and its affiliates, for cash consideration of $4.80 per share (the “Proposal”).

We believe that our Proposal represents a highly attractive value for the Company’s shareholders relative to recent trading. The $4.80 per share price represents a 32% premium over WOW’s closing price as of May 1, 2024 and 44% premium to the Company's 60-day VWAP. The Proposal allows investors to de-risk their investment with certainty through near-term cash liquidity at this significant premium. Our Proposal also allows the Company to focus on serving the Company’s customers, including via additional investment, without the challenges and limitations of operating in the public markets.

DigitalBridge is a leading global investment firm dedicated to digital infrastructure with a proven track record of successfully executing large and complex transactions. With over 25 years investing in and operating businesses across the digital ecosystem, including towers, data centers, fiber and small cells, DigitalBridge manages an $80 billion portfolio of digital infrastructure assets on behalf of its limited partners and shareholders and has relevant experience to, and is very familiar with, WOW. DigitalBridge’s second fund, DigitalBridge Partners II, LP, closed in December 2021 with $8.3 billion in commitments. DigitalBridge is currently in the process of raising a third fund, DigitalBridge Partners III, LP., and has significant access to additional capital through its managed funds, the DigitalBridge balance sheet, as well as our blue-chip base of investors, including prominent endowment, pension, and sovereign wealth funds across the world.

Accordingly, we believe that we are in a unique position to transact with the Company and provide maximum certainty to the Board. The respective Investment Committees of both DigitalBridge and Crestview have approved the submission of this Proposal. Given the work to date by DigitalBridge and Crestview, we are confident in our ability to work expeditiously to complete our remaining due diligence and concurrently negotiate a definitive merger agreement. Our list of key business due diligence items will be provided separately which we believe can be completed in 30 days post-receipt of the information.

Our Proposal assumes the current debt financing at WOW remains in place after transaction close. The equity financing for the Proposal will be funded by the rollover of Crestview’s existing 38.0% common ownership interest in the Company and new equity to be provided by DigitalBridge.

It is our expectation that WOW will form a special committee, consisting of independent members of WOW’s board of directors, to evaluate the proposed transaction and make a recommendation to the WOW board of directors. We further expect that the special committee will retain its own independent legal and financial advisors to assist in its review of the proposed transaction. We will not move forward with our Proposal unless it is recommended by the special committee and approved by the Company’s board of directors.

Our Proposal is a non-binding expression of interest only and does not constitute an offer subject to binding acceptance. We reserve the right to withdraw or modify our Proposal at any time. No legal obligation with respect to our Proposal or any other transaction shall arise unless and until we have executed definitive transaction documentation with the Company. As required by applicable law, Crestview intends to promptly file an amended Schedule 13D reflecting the submission of this Proposal.

In connection with this proposal, DigitalBridge and Crestview have engaged LionTree Advisors LLC as their financial advisor. Crestview has engaged Davis Polk & Wardwell LLP as its legal advisor and DigitalBridge has engaged Simpson Thacher & Bartlett LLP as its legal advisor.

We look forward to working with the special committee and its advisors to complete our diligence and transaction documentation. Both DigitalBridge and Crestview are available to work expeditiously to complete this transaction and provide significant value and certainty to WOW shareholders.

Sincerely,

DIGITALBRIDGE INVESTMENTS LLC

By:	/s/ Jonathan Friesel
Name:	Jonathan Friesel
Title:	Authorized Signatory

Sincerely,

CRESTVIEW PARTNERS III GP, L.P.
By: Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW W1 HOLDINGS, L.P.
By: Crestivew W1 GP, LLC, its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW W1 TE HOLDINGS, LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW W1 CO-INVESTORS, LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW ADVISORS, L.L.C.

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel